UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69788

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/20 (MM/DD/YY) AND ENDING 06/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JP DERIVATIVES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

C/O BAYAT CONSULTING INC., 14 WALL STREET, 20TH FLOOR
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN CPAs LLP
(Name – *if individual, state last, first, middle name*)

420 Lexington Ave. – Suite 2160	NEW YORK	NY	10170
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, JACK PIUGGI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JP DERIVATIVES LLC, as of JUNE 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

IAN G DOUGLAS
Notary Public, State of New York
Reg. No. 01DO6340695
Qualified in Nassau County
Commission Expires 4/25/2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JP Derivatives, LLC

Report on Audit of Financial Statements
and Supplementary Information

For the Year Ended June 30, 2021

Contents
As of and for the Year Ended June 30, 2021



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

420 Lexington Ave., Ste. 2160, NY, NY 10170   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

Report of Independent Registered Public Accounting Firm

To the Members of
JP Derivatives, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JP Derivatives, LLC (the "Company") as of June 30, 2021, the related statements of operations, changes in members' equity, and cash flows for year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The "Computation of Net Capital" schedule has been subjected to audit procedures performed in conjunction with the audit of the JP Derivatives, LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether such supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F. R. §240.17a-5. In our opinion, the "Computation of Net Capital" schedule are fairly stated, in all material respects, in relation to the financial statements as a whole.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP

We have served as the Company's auditor since 2018.

New York, NY

September 22, 2021

-1-

Statement of Financial Condition
June 30, 2021

ASSETS

Cash	$	806,546
Commissions recievable		581,891
Due from clearing firm		350,421
Prepaids		32,569
Security deposit		2,500
Total assets	$	1,773,927

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$	272,366
Bank loan payable		706,641
Commissions and bonus payable		8,056
Total liabilities		987,063

MEMBER'S EQUITY:		786,864
TOTAL LIABILITIES AND MEMBER'S EQUITY:	$	1,773,927

JP DERIVATIVES, LLC

Statement of Operations
For the Year Ended June 30, 2021

Revenue:

Commissions income	$ 4,744,760
Rebate income	16,705
Other Income	795
Total revenue	4,762,260

Expenses:

Salaries comissions, and other compensation costs	$ 2,164,843
Travel, meals and entertainment	315,288
Commissions and clearance expenses	301,915
Insurance	297,273
Office	284,997
Professional fees	210,555
Data services	178,315
Settlement Expenses	130,000
Regulatory fees	69,512
Communications	56,937
Interest Expenses	5,597
Dues and Subscriptions	4,156
Charitable Donations	284
Error P&L	(6,671)
Other expenses	32,775
Total expenses	4,045,776
Net income (loss)	$ 716,484

JP DERIVATIVES, LLC

Statement of Changes in Members' Equity
For the Year Ended June 30, 2021

Member's Equity, July 1, 2020	$	541,237
Capital Contribution		197,339
Capital Distribution		(668,196)
Net income (loss)		716,484
Member's Equity, June 30, 2021	$	786,864

Statement of Cash Flows
For the Year Ended June 30, 2021

Operating Activities:	
Net income	$ 716,484
Adjustments to reconcile net income to	
net cash used by operating activities:	
Changes in operating assets and liabilities:	
Increase in accounts receivable	(256,246)
Increase in due from clearing broker	(421)
Increase in prepaid expenses	(26,018)
Increase in security Deposit	(2,500)
Decrease in accounts payable and accrues expenses	(204,511)
Decrease in commission and bonus payable	(27,971)
Net cash provided by operating activities	198,817
Cash Flows From Investing Activities	
Capital contribution	197,339
Capital distribution	(668,196)
Net cash used by investing activity	(470,857)
Cash Flows From Financing Activities	
Proceeds from bank loan (PPP loan)	333,733
Net cash provided by financing activities	333,733
Net increase in cash and cash equivalent	61,693
Cash and cash equivalents - beginning of the year	744,853
Cash and cash equivalents - end of the year	$ 806,546
Supplemental disclosure of cash flow information:	
Cash paid during the year for :	
Interest	$ 5,597
Income taxes	$ -

Notes to Financial Statements
For the Year Ended June 30, 2021

1. Organization and Nature of Business

JP Derivatives, LLC (the "Company") was organized as a limited liability company under the laws of the State of Delaware. The Company is wholly owned by Piuggi Capital, LLC (the Member). The Company executes options transactions for its clients solely on an agency and/or give-up basis. The Company is a broker-dealer registered with the American Stock Exchange (AMEX), the Securities and Exchange Commission (SEC) and is a member of the Securities Investor Protection Corporation (SIPC).

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves the related books and records as are primarily kept by a clearing broker/dealer.

Since the Company is a limited liability company, the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

b) Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The Company's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

c) Revenue Recognition
Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related income and expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

Notes to Financial Statements
For the Year Ended June 30, 2021

d) Income Taxes

The LLC is treated as a disregarded entity and has no federal and state tax liabilities. Any liability on profits is reported on the tax return of the sole member. The tax years since inception remain open to examination by the major taxing jurisdictions to which the LLC is subject.

e) Furniture and Equipment

Equipment is carried at cost and is depreciated over a useful life of 5-7 years using the straight-line method.

f) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

4. Bank Loan Payable

On May 5, 2020 the Company received the first loan of $372,908 from Paycheck Protection Program Loan (PPP). On February 8, 2021 the Company received a second loan of $333,733 from Paycheck Protection Program Loan (PPP). The PPP is a Small Business Administration ("SBA") loan designed to provide a direct incentive for small businesses to keep their employees on the payroll.

PPP loans bear interest at 1%, defer loan payments for six months, and no collateral or personal guarantees are required. Most importantly, the SBA will forgive the entire loan if all employee criteria are met and the funds are used for eligible expenses.

5. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

6. Lease Accounting

In connection with new FASB standard 842 regarding leases, which took effect as of the first day of the fiscal year after December 15, 2018, management has evaluated the financial impact the standards have had on the Company's financial statements. As of June 30, 2021, the Company leases an office space under a month to month basis. As such, the Company does not have an obligation to record a right to use asset or an offsetting lease obligation. There is no impact to the Company's net capital.

Rent expense of 20,303 is included "office" in these financial statements.

Notes to Financial Statements
For the Year Ended June 30, 2021

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At June 30, 2021, the Company had net capital of $1,152,221, which was $1,133,526 in excess of its required net capital of $18,695. The Company's aggregate indebtedness to net capital ratio was 24.34%.

8. Contingent Liabilities

As of June 30, 2021 the Company is a party to ongoing arbitration brought by the Company regarding breach of confidentiality relating to the actions of a former employee. All legal obligations of the Company relating to the arbitration have been accrued for. The Company has received a countersuit, in which the Company is being sued for reimbursement of legal fees incurred in defending this proceeding. There is no probable expectation that the Company will reimburse these expenses.

It is too early to express an opinion regarding the outcome of this proceeding but it is not expected to have a material negative impact on the Company.

9. Subsequent Events

The Company has evaluated events and transactions that occurred between July 1, 2021 and September 22, 2021, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
Computation of Net Capital Under rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended June 30, 2021

SCHEDULE 1

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 786,864
Add: Other (deductions) or allowable credits	
Note Payable PPP loan to the extent eligible expenses have been recorded	706,641
Deductions	
Less: Nonallowable assets	(341,284)
Net Capital	$ 1,152,221
MINIMUM CAPITAL REQUIRED(THE GREATER OF)	
($5,000 or 6 2/3% OF AGREGATE INDEBTEDNESS)	18,695
CAPITAL IN EXCESS OF MINIMUM REQUIREMENTS	1,133,526
AGGREGATE INDEBTEDNESS	$ 280,422
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	24.34%

Reconcilliation with the Company's (as included in Part IIA of Form X 17A-5
 as of June 30, 2020.)
Net Capital as reported in Company's Part IIA

unadited focus report	$ 1,084,551
Audit Adjustments	67,670
Net capital, per above	$ 1,152,221

JP Derivatives, LLC
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

JP Derivatives, LLC (the "Company") is a registered broker-dealer subject to Ruk 17a-s promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-s, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-s(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k):* [(2)(ii)]

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the most recent fiscal year without exception.

I, Jack Piuggi , swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.



Title: CEO

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

420 Lexington Ave., Ste. 2160, NY, NY 10170   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Members of
JP Derivatives, LLC

Report of Independent Registered Public Accounting Firm

Gentlemen:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) JP Derivatives, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which JP Derivatives, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(ii), (the "exemption provisions") and (2) JP Derivatives, LLC stated that JP Derivatives, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. JP Derivatives, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JP Derivatives, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin CPAs, LLP

New York, NY

September 22, 2021

11